UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 15
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CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-26369

Reality Wireless Networks, Inc.
(Exact name of registrant as specified in its charter)

4916 Point Fosdick Dr., Suite 102, Gig Harbor, WA 98335, (253) 853-3632
(Address of principal executive offices)(Zip Code)(Telephone number, including area code)

Common Stock, Par Value $0.001 Per Share
(Title of each class of securities covered by this Form)

N/A
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i) ☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii) ☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i) ☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii) ☐
Rule 15d-6 ☐

Approximate number of holders of record as of the certification or notice date: 150

Pursuant to the requirements of the Securities Exchange Act of 1934, Reality Wireless Networks, Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Reality Wireless Networks, Inc.

	By	/s/ Steve Careaga
Date: February 28, 2007	Name:	/s/ Steve Careaga

	Its:	President